UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV) hereby informs its shareholders and the market in general that, on this date, its indirect subsidiary Telefônica Infraestrutura e Segurança Ltda. (“TIS”) has completed, with Telefónica Cybersecurity & Cloud Tech, S.L. (“TTech”), the acquisition of all shares issued by Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”), under the terms of the share purchase agreement, for an amount of up to R$232 million, of which R$212 million was paid in a single installment on the signing date of the contract, and up to R$20 million as earn-out, to be paid in 2027, based on CyberCo Brasil’s service revenue in 2026 (“Transaction”). Furthermore, CyberCo Brasil will enter into an Asset Purchase Agreement with TTech to acquire certain perpetual software licenses used in its operations, for which R$48 million will be paid in a single installment.

CyberCo Brasil develops integrated cybersecurity and information security solutions, including devices, networks, cloud, identity management, incident and vulnerability response, as well as consulting services, project design and software and hardware resale with a team of more than 300 specialists. The Transaction aims to expand the portfolio of information security solutions, optimize service offerings, accelerate launches, integrate the sales force, and strengthen the growth strategy in digital solutions with a customer-centric focus.

The documents formalizing the transactions contain terms and provisions common to this type of operation, and do not depend on obtaining any regulatory authorizations or additional approvals beyond those already obtained in accordance with the Company’s internal governance.

The acquisitions were preceded by an independent valuation, confirming that the negotiated amounts are in line with market practices and accurately reflect the economic potential of the business.

São Paulo, December 9, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director